UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

WORKSTREAM INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

981402100
(CUSIP Number)

August 13, 2010
(Date of Event which Requires Filing of this Statement)**

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages

Schedule 13G

CUSIP No.: 981402100	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CRESTVIEW CAPITAL MASTER, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	- 0 -
	6.	Shared Voting Power	41,906,367
	7.	Sole Dispositive Power	- 0 -
	8.	Shared Dispositive Power	41,906,367
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,906,367
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person: OO

Schedule 13G

CUSIP No.: 981402100	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CRESTVIEW CAPITAL PARTNERS, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	- 0 -
	6.	Shared Voting Power	41,906,367
	7.	Sole Dispositive Power	- 0 -
	8.	Shared Dispositive Power	41,906,367
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,906,367
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person: OO, IA

Schedule 13G

CUSIP No.: 981402100	Page 4 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DANIEL I. WARSH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of Amercia
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	- 0 -
	6.	Shared Voting Power	41,906,367
	7.	Sole Dispositive Power	- 0 -
	8.	Shared Dispositive Power	41,906,367
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,906,367
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person: IN

Schedule 13G

CUSIP No.: 981402100	Page 5 of 9 Pages

Item 1(a).               Name of Issuer:

Workstream Inc. (the “Issuer”).

Item 1(b).               Address of Issuer’s Principal Executive Offices:

485 N. Keller Road, Suite 500, Maitland, Florida 32751

Item 2(a).               Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

 i)  Crestview Capital Master, L.L.C. (“Crestview Master”);

 ii) Crestview Capital Partners, L.L.C. (“Crestview Partners”); and

 iii) Daniel I. Warsh (“Mr. Warsh”)

This Statement relates to Shares (as defined herein) held for the account of Crestview Master.  Crestview Partners is the sole manager of Crestview Master.  Mr. Warsh is the sole manager of Crestview Partners.  In such capacities, Crestview Partners and Mr. Warsh may be deemed to have voting and dispositive powers over the shares held in the account of Crestview Master.

Item 2(b).               Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Crestview Capital Funds, 95 Revere Drive, Suite A, Northbrook, IL 60062.

Item 2(c).               Citizenship:

 i)  Crestview Master is a Delaware limited liability company;

 ii) Crestview Partners is an Illinois limited liability company; and

iii) Mr. Warsh is a citizen of the United States of America.

Item 2(d).               Title of Class of Securities:

Common Stock (the “Shares”)

Item 2(e).               CUSIP Number:

981402100

Page 6 of 9 Pages

Item 3.                    If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),

Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.                    Ownership:

Item 4(a)                Amount Beneficially Owned

As of August 31, 2010, each of Crestview Master, Crestview Partners and Mr. Warsh may be deemed to be the beneficial owner of 41,906,367 Shares held for the account of the Master Fund.

The amount beneficially owned includes 500,000 Shares issuable upon exercise of  warrants held for the account of Crestview Master.  The terms of the warrants contain a blocker provision under which the holder thereof does not have the right to exercise the warrants to the extent that, if exercisable by the holder, the holder thereof or any of its affiliates would beneficially own in excess of 9.9% of the Shares.  As a result, the warrants are currently exercisable.

The amount beneficially owned excludes 1,500,000 Shares issuable upon exercise of  certain warrants held for the account of Crestview Master.  The terms of the warrants contain a blocker provision under which the holder thereof does not have the right to exercise the warrant sto the extent that, if exercisable by the holder, the holder thereof or any of its affiliates would beneficially own in excess of 4.9% of the Shares.  As a result, these certain warrants are not currently exercisable.

Item 4(b)                Percent of Class:

The number of Shares of which each of Crestview Master, Crestview Partners and Mr. Warsh may be deemed to be the beneficial owner constitutes approximately 5.1% of the total number of Shares outstanding (pursuant to Rule 13d-1(d)(1)(i), 500,000 Shares which are entitled to be obtained upon the exercise of certain warrants have been added to the Issuer’s number of Shares outstanding, therefore totaling 819,941,340 as the number of Shares outstanding).

Item 4(c)                Number of Shares of which such person has:

Crestview Master:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	41,906,367
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	41,906,367
Crestview Partners:
(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	41,906,367
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	41,906,367

Page 7 of 9 Pages

Mr. Warsh:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	41,906,367
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	41,906,367

Item 5.                    Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable

Item 8.                    Identification and Classification of Members of the Group:

This Item 8  is not applicable.

Item 9.                    Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.                 Certification:

By signing below each of the Reporting Persons certifies that, to the best of such Reporting Person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRESTVIEW CAPITAL MASTER, L.L.C.

By: CRESTVIEW CAPITAL PARTNERS, L.L.C., its Sole Manager

By:	/s/ Daniel I. Warsh
Name: Daniel I. Warsh
Title: Manager

CRESTVIEW CAPITAL PARTNERS, L.L.C.

By:	/s/ Daniel I. Warsh
Name: Daniel I. Warsh
Title: Manager

DANIEL I. WARSH

By:	/s/ Daniel I. Warsh

August 31, 2010

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Workstream Inc. dated as of August 31, 2010 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

CRESTVIEW CAPITAL MASTER, L.L.C.

By: CRESTVIEW CAPITAL PARTNERS, L.L.C., its Sole Manager

By:	/s/ Daniel I. Warsh
Name: Daniel I. Warsh
Title: Manager

CRESTVIEW CAPITAL PARTNERS, L.L.C.

By:	/s/ Daniel I. Warsh
Name: Daniel I. Warsh
Title: Manager

DANIEL I. WARSH

By:	/s/ Daniel I. Warsh

August 31, 2010